Exhibit (a)(6)

ASAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF OCTOBER 31, 2002 AND APRIL 30, 2002

	October 31, 2002	April 30, 2002
	$’000	$’000
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$24,160	$34,499
Accounts receivable-trade (net of allowance for doubtful accounts of $148 thousand and $165 thousand at October 31, 2002 and April 30, 2002, respectively)	23,164	14,640
Inventories (Note 2)	9,644	11,050
Prepaid expenses and other current assets	5,675	5,919

Total current assets	62,643	66,108
Restricted cash (Note 5)	1,504	—
Property, plant and equipment, net of accumulated depreciation	134,610	207,123
Assets held for disposal, net (Note 4)	659	—
Deferred charges	3,702	4,167

Total assets	$203,118	$277,398

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$11,713	$8,349
Accrued liabilities	7,358	7,593
Amount due to QPL	1,519	944

Total current liabilities	20,590	16,886
Deferred income taxes	3,212	15,180
12.5% senior notes due 2006	98,420	98,131

Total liabilities	122,222	130,197

Shareholders’ equity:
Common stock	6,760	6,760
Treasury stock	(71)	(71)
Additional paid-in capital	228,009	228,009
Accumulated other comprehensive income	5	3
Accumulated deficit	(153,807)	(87,500)

Total shareholders’ equity	80,896	147,201

Total liabilities and shareholders’ equity	$203,118	$277,398

ASAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE LOSS FOR THE THREE MONTHS AND SIX MONTHS
ENDED OCTOBER 31, 2002 AND 2001
(Unaudited)

	Three months ended		Six months ended
	October 31, 2002	October 31, 2001	October 31, 2002	October 31, 2001
	$’000	$’000	$’000	$’000
Net sales	$40,719	$27,052	$75,817	$52,078
Total cost of sales (Notes 2 and 3)	34,753	37,327	73,431	71,145

Gross profit (loss)	5,966	(10,275)	2,386	(19,067)

Operating expenses:
Selling, general and administrative	5,848	7,712	12,819	15,814
Research and development	1,314	1,702	2,814	3,243
Reorganization charges	—	485	128	2,316
Non-recoverable & unutilized architectural cost	—	4,500	—	4,500
Impairment of property, plant and equipment (Note 4)	—	—	59,189	—
Assets written off in relation to ASAT SA	—	24,285	—	24,285

Total operating expenses	7,162	38,684	74,950	50,158

Loss from operations	(1,196)	(48,959)	(72,564)	(69,225)
Other income, net	551	770	902	1,642
Interest expense:
– amortization of deferred charges	(233)	(228)	(466)	(457)
– third parties	(3,293)	(3,362)	(6,144)	(6,724)

Loss before income taxes	(4,171)	(51,779)	(78,272)	(74,764)
Income tax benefit	294	2,284	11,965	4,931

Net loss	(3,877)	(49,495)	(66,307)	(69,833)
Other comprehensive income (loss):
Foreign currency translation	3	(2)	2	1

Comprehensive loss	$(3,874)	$(49,497)	$(66,305)	$(69,832)

ASAT HOLDINGS LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE LOSS FOR THE THREE MONTHS AND SIX MONTHS
ENDED OCTOBER 31, 2002 AND 2001 – Continued
(Unaudited)

	Three months ended		Six months ended
	October 31, 2002	October 31, 2001	October 31, 2002	October 31, 2001
Net loss per ordinary share:
Basic and diluted
Net loss per ordinary share	$(0.01)	$(0.07)	$(0.10)	$(0.10)

Basic and diluted weighted average number of ordinary shares outstanding	668,947,000	669,311,864	668,947,000	669,477,788

Net loss per ADS:
Basic and diluted
Net loss per ADS	$(0.03)	$(0.37)	$(0.50)	$(0.52)

Basic and diluted weighted average number of ADSs outstanding	133,789,400	133,862,373	133,789,400	133,895,558

ASAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS AND SIX MONTHS ENDED OCTOBER 31, 2002 AND 2001
(Unaudited)

	Three months ended		Six months ended
	October 31, 2002	October 31, 2001	October 31, 2002	October 31, 2001
	$’000	$’000	$’000	$’000
Operating activities:
Net loss	$(3,877)	$(49,495)	$(66,307)	$(69,833)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization:
Property, plant and equipment	6,635	10,225	16,483	20,273
Deferred charges and debt discount	377	371	753	743
Deferred income taxes	(294)	(2,284)	(11,968)	(4,931)
(Gain) Loss on disposal of property, plant and equipment	(52)	19	(52)	7
Loss on assets written off	—	24,285	—	24,285
Loss on non-recoverable & unutilized architectural cost	—	4,500	—	4,500
Impairment of property, plant and equipment	—	—	59,189	—
Provision for doubtful debts	—	49	—	21
Changes in operating assets and liabilities:
Accounts receivable-trade	(5,717)	(2,078)	(8,439)	4,669
Inventories	(1,680)	9,519	1,406	15,983
Prepaid expenses and other current assets	(655)	616	444	1,480
Restricted cash	(1,504)	—	(1,504)	—
Accounts payable	4,456	(636)	3,709	(4,812)
Net (decrease) increase in amount due to QPL	(152)	258	575	(397)
Accrued liabilities	(3,173)	(6,014)	(235)	(3,480)
Amount due to a related company	—	(255)	—	(361)

Net cash used in operating activities	(5,636)	(10,920)	(5,946)	(11,853)

Investing activities:
Acquisition of property, plant and equipment	(2,065)	(3,630)	(4,521)	(14,772)
Proceeds from sale of property, plant and equipment	126	3	126	80

Net cash used in investing activities	(1,939)	(3,627)	(4,395)	(14,692)

Financing activities:
Repayment of capital lease obligation	—	(51)	—	(95)
Repurchase of shares	—	(415)	—	(541)

Net cash used infinancing activities	—	(466)	—	(636)

Net decrease in cash and cash equivalents	(7,575)	(15,013)	(10,341)	(27,181)
Cash and cash equivalents at beginning of the period	31,732	67,715	34,499	79,880
Effects on changes of foreign exchange rates	3	(2)	2	1

Cash and cash equivalents at end of the period	$24,160	$52,700	$24,160	$52,700

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$6,297	$6,297	$6,297	$6,297
Income taxes	—	—	2	19

ASAT HOLDINGS LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1.	PRESENTATION OF INTERIM FINANCIAL STATEMENTS

The condensed consolidated financial statements have been prepared by ASAT Holdings Limited (the “Company”) in accordance with generally accepted accounting principles in the United States of America. The April 30, 2002 balance sheet date was derived from audited financial statements but does not include all disclosures required by generally accepted accounting principles in the United States of America. The interim financial statements and notes thereto should be read in conjunction with the financial statements and notes included in the annual report of the Company on Form 20-F for the fiscal year ended April 30, 2002. The interim financial statements for fiscal 2002 and 2003 were not audited, but in the opinion of management reflect all adjustments (including normal recurring adjustments) necessary for a fair presentation of the results for the interim periods presented.

2.	INVENTORIES

The components of inventories were as follows:

	October 31, 2002	April 30, 2002
	$’000	$’000
	(Unaudited)
Raw materials	$8,327	$10,405
Work-in-progress	1,317	645

	$9,644	$11,050

Management continuously reviews slow-moving and obsolete inventory and assesses any inventory obsolescence based on inventory levels, material composition and expected usage as of that date. During the July 2002 quarter, there was a non-cash write-off of specific inventories of $3,007 thousand, due to the Company’s revised estimation on expected usage of raw materials. During the October 2002 quarter, there was a non-cash write-off of specific inventories of $270 thousand.

3.	RELATED PARTY TRANSACTIONS

The Company purchased raw materials from QPL International Holdings Limited (“QPL”) amounting to $5,789 thousand and $2,348 thousand for the three months ended October 31, 2002 and 2001, and $10,283 thousand and $4,460 thousand for the six months ended October 31, 2002 and 2001, respectively.

In the October 2001 quarter, the Company purchased packing materials of $296 thousand from Peak Plastic & Metal Products (International) Limited (“Peak Plastic”), which was a related company at that time. With effect from October 11, 2001, Peak Plastic ceased to be a related party of the Company.

4.	IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT

Each quarter the Company examines overall utilization of its assets and expected future cash flows. Several changes occurred during the July 2002 quarter, which triggered the Company to re-assess the recoverability of its property, plant and equipment by carefully examining the undiscounted cash flows expected to result from the use and eventual disposition of the asset groups. In the July 2002 quarter, the management re-examined the Company’s business strategy in the context of the changing industry and market conditions and revised the Company’s business strategy to reflect the growing market demand for finer pitch technologies and to focus on high-end and advanced packaging solutions. Therefore, the Company evaluated the future cash flows generated from the asset groups and concluded that certain older wire bonders are not capable of producing finer pitch technologies offered in today’s markets and will likely be unutilized. As a result, the Company determined that these equipment items should be either written off or held for disposal, resulting in a $20,126 thousand non-cash charge during the July 2002 quarter.

The Company also determined that certain other bonders and a few specific testers associated with selected package types will not likely generate sufficient future cash flows to justify their current carrying values on the Company’s balance sheet at July 31, 2002. The Company performed a discounted cash flow model to assess the potential impairment effect on its financial statements as well as seeking an independent appraiser to assess the fair value of these property, plant and equipment. As a result, the Company recorded a $39,063 thousand charge for the impairment of its property, plant and equipment in the July 2002 quarter based on discounted cash flow model relating to the Lead Advanced, BGA Standard, BGA Advanced, and Testing product categories.

The combined $59,189 thousand non-cash charge before taxes reduced the net book value of property, plant and equipment as of July 31, 2002 from $199,826 thousand before this impairment charge to $140,637 thousand after the impairment charge. Of the $140,637 thousand remaining net book value of property, plant and equipment, $932 thousand was classified as assets held for disposal on the July 31, 2002 balance sheet. These machines are separately identified for not being used in production and are intended to be disposed of by sale. Potential buyers have been identified and these machines, which were recorded at the lower of their depreciated cost or fair value less costs to sell, are expected to be sold in the near future.

In the October 2002 quarter, a machinery of $273 thousand included in the assets held for disposal account was reclassified to the Company’s property, plant and equipment. The Company received specific orders subsequent to the July 2002 quarter for testing business from an overseas customer, which required the use of this equipment. The Company therefore decided to upgrade this machinery and reuse it in the operations.

5.	RESTRICTED CASH

The restricted cash of $1,504 thousand as of October 31, 2002 represents bank deposit for securing a standby letter of credit with respect to a lease of a manufacturing plant in the People’s Republic of China (“PRC”).

6.	COMMITMENTS

As of October 31, 2002 and April 30, 2002, the Company had contracted for capital expenditure on property, plant and equipment of $1,236 thousand and $1,875 thousand, respectively.

The Company leases certain land and buildings and equipment and machinery, under operating lease agreements expiring at various times through October 2007. Most of these leases do not contain renewal options or escalation clauses.

Future minimum lease payments under operating leases as of October 31, 2002 are as follows:

$’000
Fiscal year ending April 30:
2003	2,293
2004	3,837
2005	1,610
2006	158
2007 and thereafter	70

Total	7,968

The Company also entered into a lease for a manufacturing plant in the PRC on August 8, 2002 of which the lessor is responsible for the design and construction of the factory facilities. The Company is obligated to pay monthly rental payment and management and services fees 30 days after the lessor hands over the newly constructed facilities to the Company, which is expected sometime in late calendar year 2003.

The minimum lease payments under the lease in respect of the PRC factory facilities are as follows:

$’000
First to Sixth rental years	12,924
Seventh to Eleventh rental years	2,690
Twelfth to Fifteenth rental years	2,368

Total	17,982

From October 30, 2004 and during the term of the lease, the Company will have an option and a right of first refusal to purchase the factory facilities and the land-use right at fair value. The Company is also required to pay approximately $779 thousand annually as management and services fees for a total of six years.

7.	STOCK OPTION PLAN

On May 28, 2002 and August 29, 2002, the Company issued 1,016,000 shares and 180,000 shares, respectively, of ADS options to directors and employees under the Stock Option Plan in effect on July 6, 2000 at an exercise price of $1.60 and $0.96 per share, respectively. The exercise price of all options granted under this plan was equal to or greater than the market value of ADS on the date granted. No compensation cost was recognized for the three months and six months ended October 31, 2002 and 2001, respectively, under Accounting Principles Board Opinion (“APB”) No. 25.